Exhibit 2.8

MODIFICATION AGREEMENT

The parties, STONEHAVEN REALTY TRUST, a Maryland real estate investment trust (the “Trust”), and PARAGON REAL ESTATE DEVELOPMENT, L.L.C., an Ohio limited liability company (“Paragon”) or its nominee, James C. Mastandrea (“Mastandrea”), and John J. Dee (“Dee”) agree to enter into this modification agreement (“Agreement”), made at Cleveland, Ohio, this           day of                         , 2003, between the Trust and Paragon.

WITNESSETH:

WHEREAS:  The Trust is a publicly traded real estate company;

WHEREAS:  The Trust seeks to acquire the leadership experience, talent, and relationships of Mastandrea and Dee by providing an initial stock allocation as an incentive ownership in the Trust;

WHEREAS:  The Board of Trustees of the Trust (the “Board”) desires to appoint Mastandrea as its Chairman of the Board and President, and Dee as its Senior Vice President, and Trustee;

WHEREAS:  Mastandrea and Dee will assume the titles of Chief Executive Officer and Chief Financial Officer, respectively, in 2003;

WHEREAS:  Mastandrea and Dee desire to become employees of the Trust and each will simultaneously herewith execute two-year employment contracts with the Trust (the “Employment Agreements”);

WHEREAS:  It is the present intention of Mastandrea and Dee to assign to Paragon the restricted shares each of them is receiving under the Restricted Share Agreements, executed simultaneously herewith, between the Trust and each of them (the “Restricted Share Agreements”);

WHEREAS,  It is the present intention of Paragon to accept the foregoing assignment of restricted shares;

WHEREAS:  Simultaneously herewith, the Trust, Paragon Properties, L.P, a Delaware limited partnership (the “Partnership”), and Hampton Courts Associates, L.P., an Illinois limited partnership (“Hampton”) are executing a Contribution Agreement (the “Contribution Agreement”);

WHEREAS:  The Contribution Agreement and the issuance of shares pursuant to the Restricted Share Agreements will require approval of the shareholders of the Trust (“Shareholder Approval”); and

WHEREAS:  The Trust, Paragon, Mastandrea, and Dee desire to enter into this Agreement;

NOW, THEREFORE, the Trust, Paragon, Mastandrea, and Dee have agreed to be bound by the terms and conditions of this agreement.

1) SHAREHOLDER APPROVAL.

(a)           If prior to Shareholder Approval being received, the Trust terminates (i) the employment of Mastandrea or Dee (other than in each case for “Cause,” as defined in the applicable Employment Agreement) or (ii) the Contribution Agreement (other than as permitted pursuant to Section 10 thereof), then the Trust will within five business days of the termination date reimburse Paragon for its reasonable out-of-pocket expenses, and at Paragon’s option, either issue 104,000 Class A Convertible Preferred Shares of the Trust to Paragon (such issuance subject to shareholder approval if required), or pay a termination fee of Twenty-Five Thousand Dollars ($25,000.00).  The value of the Class A Convertible Preferred Shares issued or any amount paid in cash pursuant to this Section 1(a) will be deducted from any amounts payable pursuant to Section 6.4(b) of the Contribution Agreement.

(b)           If Shareholder Approval is not received by December 31, 2003, (i) each of Mastandrea’s and Dee’s employment will continue pursuant to the terms of the respective Employment Agreements except as set forth in clause (iii) below, (ii) Paragon will receive, subject to shareholder approval, if required, 104,000 Class A Cumulative Convertible Preferred Shares of the Trust and Paragon and the Trust will enter into a new restricted share agreement governing such shares and containing terms substantially similar to those in the respective Restricted Share Agreements, subject to shareholder approval, if required, and (iii) Mastandrea and Dee may each devote time to other businesses, including other entities engaged primarily in the ownership and/or management of real estate, without approval of the Board.

(c)           If Shareholder Approval is not received by December 31, 2003, Mastandrea and Dee will retain all of their rights as set forth in the Restricted Share Agreement subject to shareholder approval to be obtained at a later date, except that any rights to receive shares under the Restricted Share Agreement will be reduced by the number of shares issued under this Agreement.

(d)           If Mastandrea or Dee terminates employment with the Trust (other than in each case for “Good Reason,” as defined in the applicable Employment Agreement) or (ii) if Hampton terminates the Contribution Agreement (other than as permitted pursuant to Section 10 thereof), then Hampton will within five business days of the termination date reimburse the Trust for its reasonable out-of-pocket expenses and pay a termination fee of Twenty-Five Thousand Dollars ($25,000.00) to the Trust.

2) MISCELLANEOUS.  This Agreement may only be modified, waived, or discharged if approved by the Board and agreed to in writing and signed by Mastandrea, Dee, Paragon, and the Trust.  This Agreement shall inure to the benefit of the Trust, Mastandrea, Dee, and Paragon and may not be transferred or assigned.  No waiver by any party hereto at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same time or at any prior or subsequent time.  No agreement or representation, oral or otherwise, expressed or implied, with respect to the subject matter hereof, has been made by any of the parties which is not set forth expressly in this Agreement.  This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.  In the event legal action is instituted to enforce any provision of this Agreement, each party shall pay its own cost and expense thereof.  This Agreement constitutes the entire agreement between the parties with the subject matter hereof and all prior negotiations, discussions, and agreements on that subject matter are hereby superseded.  This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together, when executed and delivered, will constitute one and the same instrument.

3) NO PERSONAL LIABILITY.  Notwithstanding anything herein to the contrary, this Agreement is made and executed on behalf of the Trust, a real estate investment trust organized under the laws of the State of Maryland, by its officers thereof on behalf of the trustees thereof, and none of the trustees or any additional or successor trustees hereinafter appointed, nor any beneficiary, officer, employee or agent of the Trust will have any liability hereunder in his personal or individual capacity, but, instead, all parties will look solely to the property and assets of the Trust for satisfaction of claims of any nature arising under or in connection with this Agreement.

IN WITNESS WHEREOF, this Agreement has been signed by the Trust, Mastandrea, and Dee, individually and as representatives of Paragon, as of the date first above written.

STONEHAVEN REALTY TRUST

By:
Name:
Title: Trustee

JAMES C. MASTANDREA
INDIVIDUALLY AND for PARAGON REAL ESTATE DEVELOPMENT, L.L.C.

JOHN J. DEE
INDIVIDUALLY AND for PARAGON REAL ESTATE DEVELOPMENT, L.L.C.